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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36468

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING_____12/31/04_____
                                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BECKER, BURKE ASSOCIATES INCORPORATED

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

221 NORTH LASALLE STREET, SUITE 1000
                                                                (No. and Street)

CHICAGO   IL   60601
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    HOWARD H. POHL   312-782-5665
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    CHARLES J. GRIES & COMPANY L.L.P.
                          (Name – if individual, state last, first, middle name)

1101 PERIMETER DRIVE, SUITE 800, SCHAUMBURG   IL   60173
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___HOWARD H. POHL_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___BECKER, BURKE ASSOCIATES INCORPORATED_____ , as
of ___DECEMBER 31_____, 20__04___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____
Signature

Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Becker, Burke Associates, Inc.
Statement of Financial Condition

CHARLES J. GRIES & COMPANY



Certified
Public Accountants

Woodfield Executive
Center

1101 Perimeter Drive
Suite 800

Schaumburg
Illinois
60173-5026

T. 847.517 8222

F. 847.517.8553

Independent Auditor's Report

To Board of Directors
Becker, Burke Associates, Inc.

We have audited the accompanying statement of financial condition of Becker, Burke Associates, Inc. as of December 31, 2004. This financial statement is the responsibility of Becker, Burke Associates, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above presents fairly, in all material respects, the financial position of Becker, Burke Associates, Inc. at December 31, 2004, in conformity with United States of America generally accepted accounting principles.

CHARLES J. GRIES & COMPANY L.L.P.
Certified Public Accountant

Schaumburg, Illinois
February 17, 2005

1

A Limited Liability Partnership

Becker, Burke Associates, Inc.
Statement of Financial Position
December 31, 2004

Assets

Current Assets

Cash and cash equivalents, including segregated funds	$	646,635
Commission and consulting receivables		242,675
Prepaid expenses		64,066
Total Current Assets		953,376
Property, Plant and Equipment		1,275
Total Assets	$	954,651

Liabilities

Accounts payable	$	7,758
Accrued expenses		92,651 ·
Nonrefundable retainers		130,225
Total Liabilities		230,634

Stockholders' Equity

Common stock, no par value; 2,000 shares issued and outstanding, stated value $5.50 per share		11,000
Additional paid-in capital		9,000
Retained earnings		704,017
Total Stockholders' Equity		724,017
Total Liabilities and Stockholders' Equity	$	954,651

The accompanying notes are an integral part of the financial statements.

1. General Information and Summary of Significant Accounting Policies

General

Becker, Burke Associates, Inc. (the Company) is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides portfolio performance analysis to customers on a cash or directed brokerage basis. The Company carries no margin accounts and does not otherwise hold funds or securities for or owe money or securities to customers. Accordingly, the Company meets the exemptive provisions of the customer protection rule (Rule 15c3-3).

Cash and Cash Equivalents

For purposes of the cash flow, cash and cash equivalents are defined as highly liquid investments. Cash and cash equivalents include various money market accounts totaling $417,586 at December 31, 2004.

Income Taxes

The Company has filed an election to be treated as an S-corporation under the provisions of the Internal Revenue Code. Under this election, the liability for payment of federal and state income taxes on the Company's earnings will be the liability of the stockholders, rather than that of the Company.

Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Operating Leases

The Company leases office space under a noncancellable operating lease. Rent expense was $80,288 for the year ended December 31, 2004.

Future minimum payments are as follows:

Year	
2005	$ 65,793
2006	43,862
Total future minimum lease payments	$ 109,655

---

3. Retirement Plan

The Company has a 401(k) profit sharing retirement plan covering all of its employees.

Under the 401(k) profit sharing retirement plan, eligible employees may elect to defer a portion of their salary under the plan. Eligible employees will receive a voluntary Company contribution equal to 5.7% of compensation and compensation over the social security base for the current year, limited to $200,000. The Company, at its sole discretion, may provide an additional contribution and/or a matching contribution to the 401(k) profit sharing retirement plan. Company contributions and discretionary contributions made by the Company to this plan for the year ended December 31, 2004 were $81,523 and $7,243, respectively, and are included in salaries and employee benefits expense.

4. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method that required minimum net capital, as defined of $250,000. At December 31, 2004 the Company had net capital of $415,866, which was $165,866 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital at December 31, 2004 is 0.55 to 1.